SCHEDULE 13G

Amendment No. 1
TPI Enterprises Incorporated
common stock
Cusip # 872623103
Filing Fee: No


Cusip # 872623103
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	Commonwealth of Massachusetts
Item 5:	None
Item 6:	None
Item 7:	1,159,991
Item 8:	None
Item 9:	1,159,991
Item 11:	5.39%
Item 12:	HC




Cusip # 872623103
Item 1:	Reporting Person - Edward C. Johnson 3d - (Tax ID:  ###-##-####)
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	1,159,991
Item 8:	None
Item 9:	1,159,991
Item 11:	5.39%
Item 12:	IN




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).	Name of Issuer:

		TPI Enterprises Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		777 South Flagier Drive, Phillips Point East Tower, Suite 909 West Palm Beach, FL 33401

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None, Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		872623103

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:
	1,159,991

	(b)	Percent of Class:
	5.39%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:
	None

	(ii)	shared power to vote or to direct the vote:
	None

	(iii)	sole power to dispose or to direct the disposition of:
	1,159,991

	(iv)	shared power to dispose or to direct the disposition of:
	None




Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of TPI Enterprises Incorporated. The interest of one person, Fidelity Advisor Income & Growth Portfolio, an investment company registered under the Investment Company Act of 1940, in the common stock of TPI Enterprises Incorporated, amounted to 1,159,991 shares or 5.39% of the total outstanding common stock at December 31, 1994.
The number of shares of common stock of TPI Enterprises Incorporated owned by the investment company at December 31, 1994 included 1,159,991 shares of common stock resulting from the assumed conversion of $7,540,000 principal amount of 8.25% Convertible Subordinated Debentures (153.84599 shares of common stock for each $1,000 principal amount of debenture).

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company.

	See attached Exhibit(s) A and B.

Item 8.	Identification and Classification of Members of the Group.

	Not applicable, see attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.


Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
Schedule 13G in connection with FMR Corp's beneficial ownership of the common stock of TPI Enterprises Incorporated at December
31, 1994 is true, complete and correct.



	February 13, 1995
Date



	/s/Arthur S. Loring
Signature



	Arthur S. Loring, Vice
President
Name/Title




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 1,159,991 shares or 5.39% of the common stock outstanding of TPI Enterprises Incorporated ("the Company") as a result of acting as investment adviser to several investment companies registered under
Section 8 of the Investment Company Act of 1940. The number of shares of common stock of TPI Enterprises Incorporated owned by the investment companies at December 31, 1994 included 1,159,991 shares of common stock resulting from the assumed conversion of $7,540,000 principal amount of 8.25% Convertible Subordinated Debentures (153.84599 shares of common stock for each $1,000 principal amount of debenture).

	The ownership of one investment company, Fidelity Advisor Income & Growth Portfolio, amounted to 1,159,991 shares or 5.39% of the common stock outstanding. Fidelity Advisor Income & Growth Portfolio has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109. The number of shares of common stock of TPI Enterprises Incorporated owned by the investment company at December 31, 1994 included 1,159,991 shares of common stock resulting from the assumed conversion of $7,540,000 principal amount of 8.25% Convertible Subordinated Debentures (153.84599 shares of common stock for each $1,000 principal amount of debenture).

	Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the Funds each has sole power to dispose of the 1,159,991 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Edward C. Johnson 3d and Abigail P. Johnson each own 24.9% of the outstanding voting common stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. Various Johnson family members and trusts for the benefit of Johnson family members own FMR Corp. voting common stock. These Johnson family members, through their ownership of voting common stock and the execution of a family shareholders' voting agreement, form a controlling group with respect to FMR Corp.



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on February 13, 1995, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of TPI Enterprises Incorporated at December 31, 1994.

	FMR Corp.
	By	/s/Arthur S. Loring
Arthur S. Loring
Vice President - Legal
	Edward C. Johnson 3d
	By	/s/Arthur S. Loring
Arthur S. Loring
Under Power of Attorney dated
5/17/89
On File with Schedule 13G for
Airborne Freight Corp. 9/10/91
	Fidelity Management & Research Company
	By	/s/Arthur S. Loring
Arthur S. Loring
Sr. V.P. and General Counsel
	Fidelity Advisor Income & Growth Portfolio
	By	/s/Arthur S. Loring
Arthur S. Loring
Secretary